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                                                 40 King Street West, 52nd Floor
                                                             Toronto, ON M5H 3Y2
                                                                 www.kinross.com
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
KINROSS [LOGO]                                           Toll Free: 866-561-3636
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                                                                   PRESS RELEASE


                KINROSS ANNOUNCES THE APPOINTMENT OF TYE BURT AS
                       PRESIDENT & CHIEF EXECUTIVE OFFICER

MARCH 23, 2005...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") is pleased to announce that Mr. Tye Burt has accepted the position of President and Chief Executive Officer of Kinross and is expected to assume his duties in early April. This follows the earlier announcement that Bob Buchan would be stepping down as President and CEO once his successor was in place. Mr. John Oliver, Chairman of Kinross' board of directors said, "the board of directors is extremely pleased to have Mr. Burt join the Kinross team and know his background in corporate finance and mining, his drive and enthusiasm will take the Company to the next level". Along with John Oliver, Mr. Buchan is, "pleased that Tye has accepted this position and I am confident that, under his leadership, the future of the Company is in good hands".

Mr. Burt brings with him a wealth of experience and joins Kinross following his most recent position as Vice-Chairman and Executive Director, Corporate Development with Barrick Gold Corporation. Prior to that he spent 16 years in corporate finance in the positions of Chairman of Deutsche Bank Canada and Global Head of Metals and Mining for Deutsche Bank, Head of Investment Banking in Vancouver and Co-head of the Mining Group at Nesbitt Burns and spent many years at Burns Fry Limited in Mergers & Acquisitions and Equity Capital Markets.

Mr. Burt sits on the Board of Directors of the Ontario Financing Authority and is Chairman of NRX Global Corporation.

Mr. Burt is a member of the Law Society of Upper Canada and is a graduate of Osgoode Hall Law School as well as the University of Guelph (B.A.).

The Board of Directors and all of Kinross' employees would also like to thank Bob Buchan for his 12 years of dedication and commitment to Kinross as Chief Executive Officer. Mr. Buchan formed the Company in 1993 and successfully grew it from a junior 24,000 ounce per year producer to its current position as the seventh largest primary gold producer in the world.
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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                     TRACEY M. THOM
VICE PRESIDENT                          MANAGER
INVESTOR RELATIONS                      INVESTOR RELATIONS
Tel. (416) 365-7254                     Tel. (416) 365-1362